Filed by Eaton Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Cooper Industries plc;
Eaton Corporation

Filer’s SEC File No.: 1-1396

Date: September 19, 2012

September 19, 2012

Dear Cooper Shareholder,

On May 21, 2012, Eaton Corporation (“Eaton”) and Cooper Industries plc (“Cooper”) announced that they had entered into a definitive agreement pursuant to which Eaton Corporation Limited (through the formation of a new holding company incorporated in Ireland that will be renamed Eaton Corporation plc) (“New Eaton”) will acquire Cooper and Eaton (the “Transaction”). On September 6, 2012, New Eaton filed with the SEC Amendment No. 4 to its registration statement on Form S-4 in connection with the Transaction, which was declared effective on September 7, 2012. The definitive joint proxy statement of Eaton and Cooper that also serves as the prospectus of New Eaton, and which forms a part of the Form S-4, was filed by each of Eaton, Cooper and New Eaton on September 14, 2012 (the “Joint Proxy Statement/Prospectus”). The Joint Proxy Statement/Prospectus is included along with this letter.

As Cooper is an Irish incorporated company, the Transaction is subject to the Irish Takeover Rules. In accordance with the Irish Takeover Rules, where Eaton gives a statement regarding the synergies that may result from the Transaction (known as a merger benefit statement under the Irish Takeover Rules), certain attestations to that merger benefit statement must be provided.

As Eaton previously disclosed a merger benefit statement in the announcement of the Transaction on May 21, 2012, that statement has been repeated in the Joint Proxy Statement/Prospectus on pages 288 through 290, and is also repeated in this letter.

In addition, included with this letter are reports from Eaton’s auditor, Ernst & Young LLP, and Eaton’s financial advisors, Morgan Stanley & Co. Limited and Citigroup Global Markets Limited, confirming (respectively) that the merger benefit statements have been made with due care and consideration.

Very truly yours,

Alexander M. Cutler

Chairman and Chief Executive Officer

Eaton Corporation

Unless otherwise defined in this communication, capitalized terms shall have the meaning given to them in the Joint Proxy Statement/Prospectus.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information has been and will be Filed with the SEC

New Eaton has filed with the SEC a registration statement on Form S-4, which includes the Joint Proxy Statement of Eaton and Cooper that also constitutes a Prospectus of New Eaton. Eaton and Cooper have mailed to their respective shareholders (and to Cooper Equity Award Holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, COOPER, NEW EATON, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Eaton, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and New Eaton with the SEC by contacting Investor Relations at Eaton at Eaton Corporation, 1111 Superior Avenue, Cleveland, OH 44114 or by calling +1 (888) 328-6647, and may obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

Participants in the Solicitation

Cooper, Eaton and New Eaton and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transaction contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Cooper's directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton's directors and executive officers is contained in Eaton's Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

Statements Required by the Takeover Rules

The directors of Eaton accept responsibility for the information contained in this communication, other than that relating to Cooper, its Associates and the directors of Cooper and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Eaton (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Cooper accept responsibility for the information contained in this communication relating to Cooper, its Associates and the directors of Cooper and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Cooper (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Under the provisions of Rule 8.3 Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1%, or more of any class of ‘relevant securities’ of Cooper or Eaton, all ‘dealings’ in any ‘relevant securities’ of Cooper or Eaton (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Dublin time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Cooper or Eaton, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Morgan Stanley and Citi are acting for Eaton and no one else in connection with the Transaction and will not be responsible to anyone other than Eaton for providing the protections afforded to clients of Morgan Stanley or Citi or for providing advice in relation to the Transaction, the contents of this communication or any transaction or arrangement referred to herein.

Goldman Sachs is acting exclusively for Cooper and no one else in connection with the Transaction and will not be responsible to anyone other than Cooper for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Transaction, the contents of this communication or any transaction or arrangement referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE THIS WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

About Eaton

Eaton is a diversified power management company with more than 100 years of experience providing energy-efficient solutions that help our customers effectively manage electrical, hydraulic and mechanical power. With 2011 revenues of $16.0 billion, Eaton is a global technology leader in electrical components, systems and services for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 73,000 employees and sells products to customers in more than 150 countries.

About Cooper

Cooper is a diversified global manufacturer of electrical components and tools, with 2011 revenues of $5.4 billion. Founded in 1833, Cooper’s sustained success is attributable to a constant focus on innovation and evolving business practices, while maintaining the highest ethical standards and meeting customer needs. Cooper has seven operating divisions with leading positions and world-class products and brands including Bussmann electrical and electronic fuses; Crouse-Hinds and CEAG explosion-proof electrical equipment; Halo and Metalux lighting fixtures; and Kyle and McGraw-Edison power systems products. With this broad range of products, Cooper is uniquely positioned for several long term growth trends including the global infrastructure build out, the need to improve the reliability and productivity of the electric grid, the demand for higher energy-efficient products and the need for improved electrical safety. In 2011, 62 percent of total sales were to customers in the industrial and utility end-markets and 40 percent of total sales were to customers outside the United States. Cooper has manufacturing facilities in 23 countries as of 2011.

Eaton Safe Harbor Statement

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Eaton, Eaton Corporation Limited (in the process of converting to a public limited company), the Transaction and other transactions contemplated by the Transaction Agreement, our acquisition financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton or Eaton Corporation Limited (in the process of converting to a public limited company), based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Transaction; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. We do not assume any obligation to update these forward-looking statements.

Cooper Safe Harbor Statement

This communication may contain forward-looking statements concerning the Transaction, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Cooper, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of our control. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Transaction; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Cooper; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations, including changes in tax laws, tax treaties or tax regulations. We do not assume any obligation to update these forward-looking statements.

Merger Benefit Statement

Eaton believes the acquisition of Cooper will provide the potential for meaningful synergies over time and that there is a significant opportunity to realize expected pre-tax operating synergies of $375 million and global cash management and resultant tax benefits of $160 million annually by 2016.

The expected sources of the expected annual synergies are:

•	potential sales synergies of $115 million per annum resulting from product packaging to common customers, improving channel sales, expanding service offerings and leveraging geographic strengths;

•

potential cost–out synergies of $260 million per annum resulting from efficiencies and economies of scale in the areas of supply chain, manufacturing, customer service, logistics and central and regional level expenses; and

•

potential global cash management and resultant tax benefits of $160 million resulting from the combined companies being incorporated in Ireland with organizational, operations and capitalisation structures that will enable the combined company to more efficiently manage its global cash and treasury operations and recognise unutilized income tax deductions in certain jurisdictions.

Eaton believes that it will achieve the run-rate on these synergies by 2016. In particular, Eaton believes that it will achieve $260 million in cost-out synergies with over 90% complete by 2015. Total acquisition integration costs of approximately $200 million are expected to be incurred through 2015.

Subject to the Scheme becoming effective, Cooper Shareholders will be able to share in the synergies resulting from the acquisition of Cooper by Eaton through the share component of the scheme consideration.

Synergies and Integration Costs

($ m)	2013	2014	2015	2016
Pre-Tax Operating Synergies
Sales Synergies	10	35	70	115
Cost-out Synergies	65	140	240	260
Total Operating Synergies	75	175	310	375

Global Cash Management and Resultant Tax Benefits	160	160	160	160

Acquisition Integration Costs, Pre-Tax	90	75	35	0

The estimate of synergies set out in this document has been reported on for the purposes of Rule 19.3(b)(ii) Takeover Rules by (i) Ernst & Young LLP; (ii) Citigroup Global Markets Limited; and (iii) Morgan Stanley & Co. Limited.

Copies of their respective reports are being mailed with the Joint Proxy Statement/Prospectus.

There are various material assumptions underlying the synergies estimate which might therefore be materially greater or less than estimated. The estimate of synergies should therefore be read in conjunction with the key assumptions underlying the estimates.

The synergy statements should not be construed as a profit forecast or interpreted to mean that New Eaton’s earnings in the first full year following the acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Eaton and/or Cooper for the relevant preceding financial period or any other period.

Assumptions

1.	The bases of belief (including sources of information and assumptions made) that support the expected annual synergies are set out in the following paragraphs. The estimate of synergies set out in this document has been reported on for the purposes of Rule 19.3(b)(ii) of the Takeover Rules by (i) Ernst & Young LLP; (ii) Citigroup Global Markets Limited; and (iii) Morgan Stanley & Co. Limited. Copies of their respective reports are included with this document.

2.	The expected sources of the stated expected annual pre-tax operating synergies of $375 million are:

2.1.	potential sales synergies of $115 million per annum resulting from product packaging to common customers, improving channel sales, establishing a service business and leveraging geographic strengths; and

2.2.	potential cost-out synergies of $260 million per annum resulting from efficiencies and economies of scale in the areas of procurement, supply chain, manufacturing, customer service, logistics, and central and regional general and administrative expenses.

3.	The expected potential global cash management and resultant tax benefits of $160 million per annum result from the combined company being incorporated in Ireland with organizational, operations and capitalization structures that will enable the combined company to more efficiently manage its global cash and treasury operations and recognize unutilized income tax deductions in certain jurisdictions.

4.	When evaluating the potential pre-tax operating synergies and global cash management and resultant tax benefits, the Eaton Directors have assumed the following:

4.1.	that the scheme will become effective and New Eaton will acquire 100% of the issued and to be issued share capital of Cooper following completion of the acquisition;

4.2.	that there will be no material unanticipated impact on the combined company arising from any decisions made by competition authorities;

4.3.	that there will be no material change to the market dynamics affecting Eaton and/or Cooper following completion of the acquisition;

4.4.	that there will be no material change to exchange rates following completion of the acquisition; and

4.5.	there will be no material change to income tax laws or regulations affecting Eaton and/or Cooper following completion of the acquisition.

5.	In establishing the estimate of pre-tax operating synergies and global cash management and resultant tax benefits, the Eaton directors have assumed that Cooper’s operations, processes and procedures are comparable to those of Eaton’s related operations, except where publicly available information clearly indicates otherwise or the due diligence materials provided by Cooper to Eaton indicated otherwise. Eaton’s management, aided by its previous integration experience and through an understanding of Cooper’s operations and cost structure based on their own market intelligence and experience, and due diligence materials provided by Cooper, has determined the source and scale of potential pre-tax operating synergies and global cash management and resultant tax benefits. The pre-tax operating synergies, global cash management and resultant tax benefits, and acquisition integration costs of achieving the pre-tax operating synergies and global cash management and resultant tax benefits are incremental to Eaton’s and, to the best of Eaton’s knowledge, Cooper’s existing plans. In addition to information from Eaton’s and Cooper’s respective management teams, the sources of information that Eaton has used to arrive at the estimate of potential pre-tax operating synergies and global cash management and resultant tax benefits, include:

5.1.	the Cooper annual report and accounts;

5.2.	Cooper’s presentations to analysts;

5.3.	Cooper’s website;

5.4.	Analysts’ research;

5.5.	Other public information;

5.6.	Eaton’s knowledge of the industry and of Cooper; and

5.7.	Eaton’s experience of synergies from previous transactions, in particular, its acquisitions of The Moeller Group and Phoenixtec Power Company.

6.	The Eaton board of directors has not had discussions with Cooper’s management to confirm the reasonableness of Eaton’s assumptions set out above supporting the estimate of synergies. Therefore, there remains an inherent risk in the synergy forward-looking statements. No synergy statement in the Joint Proxy Statement/ Prospectus should be construed as a profit forecast or interpreted to mean that New Eaton’s earnings in the first full year following the Transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of Eaton and/or Cooper for the relevant preceding financial period or any other period.

Ernst & Young LLP 1More London Place London SE1 2AF Tel: 020 7951 2000 Fax: 020 7951 1345 www.ey.com/uk

The Directors	21 May 2012
Eaton Corporation
Eaton Center
Cleveland, Ohio 44114-2584
United States

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB

Morgan Stanley & Co. Limited
25 Cabot Square
London
E14 4QA

EATON CORPORATION’S PROPOSAL TO COOPER INDUSTRIES plc

Dear Sirs

We refer to the statement regarding the estimate of pre-tax operating synergies and global cash management and resultant tax benefits (“the Statement”) made by the directors of Eaton Corporation ( the “Company”) set out in the Rule 2.5 Announcement (the “Document”) dated 21 May 2012. The Statement and the bases of belief (including the sources of information and assumptions) are set out in Section 7 and Appendix I of the Document. This report is required by Rule 19.3(b)(ii) of the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended) (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

The Document states that:

Eaton Corporation believes the acquisition of Cooper Industries plc will provide the potential for meaningful synergies over time and that there is a significant opportunity to realize expected pre-tax operating synergies of $375 million and global cash management and resultant tax benefits of $160 million annually by 2016.

Responsibility

It is the responsibility of the directors of the Company (“the Directors”) to prepare the Statement in accordance with the requirements of the Rules.

It is our responsibility and that of Citigroup Global Markets Limited and Morgan Stanley & Co. Limited to form respective opinions, as required by Rule 19.3(b)(ii) of the Rules, as to whether the Statement has been made by the Directors with due care and consideration.

Save for any responsibility that we may have to those persons to whom this report is expressly addressed, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with, this report.

A member firm of Ernst & Young Global Limited

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standard 1000 (Investment Reporting Standards applicable to all engagements in connection with an investment circular) issued by the Auditing Practices Board in the United Kingdom. We have discussed the Statement together with the relevant bases of belief (including sources of information and assumptions) with the Directors. We have also considered the letter dated 21 May 2012 from Citigroup Global Markets Limited and Morgan Stanley & Co. Limited to the Directors on the same matter. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We do not express any opinion as to the achievability of the pre-tax operating synergies and global cash management and resultant tax benefits identified by the Directors.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion the Directors have made the Statement, in the form and context in which it is made, with due care and consideration.

Yours faithfully

Ernst & Young LLP

A member firm of Ernst & Young Global Limited

Morgan Stanley & Co. Limited	Citigroup Global Markets Limited

Registered in England and Wales, Number 2164628.	Registered in England, Number 1763297.
Authorised and regulated by the Financial Services Authority	Authorised and regulated by the Financial Services Authority

Registered office:	Registered office:
25 Cabot Square	Citigroup Centre
Canary Wharf	Canada Square
London E14 4QA	Canary Wharf
United Kingdom	London E14 5LB
United Kingdom

21 May 2012

The Directors

Eaton Corporation

Eaton Centre

Cleveland, Ohio 44114-2584

USA

Attention: Alexander M. Cutler, Chairman and

Chief Executive Officer; President

Dear Sirs

Proposed Acquisition of Cooper Industries plc (“Cooper”) by Eaton Corporation (“Eaton”)

Citigroup Global Markets Limited and Morgan Stanley & Co. Limited (together, “we”) refer to the statement of estimated pre-tax operating synergies and global cash management and resultant tax benefits, the bases of preparation thereof and the notes thereto (the “Statement”) made by Eaton set out in Section 7 and Appendix I of the Rule 2.5 Announcement (the “Document”) dated 21 May 2012, for which the Directors of Eaton are solely responsible.

We have discussed the Statement (including the assumptions and sources of information referred to therein) with the Directors of Eaton who have developed the underlying plans.

The Statement is subject to uncertainty as described in Appendix I of the Document and our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information discussed or reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this letter. In giving the confirmation set out in this letter, we have reviewed the work carried out by Ernst & Young LLP and have discussed with them the conclusions stated in their report dated 21 May 2012 addressed to yourselves and ourselves in this matter.

We do not express any opinion as to the achievability of the merger benefits identified by the Directors of Eaton in the Statement.

This letter is provided solely to the Directors of Eaton in connection with Rule 19.3(b)(ii) of the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended and for no other purpose. We accept no responsibility to Cooper or its or Eaton’s shareholders or any other person, other than the Directors of Eaton, in respect of the contents of, or any matter arising out of or in connection with, this letter or the work undertaken in connection with this letter.

On the basis of the foregoing, each of us considers that the Statement, for which the Directors of Eaton are solely responsible, has been made with due care and consideration in the form and context in which it is made.

Yours faithfully,

Colm Donlon	Basil Geoghegan
Managing Director	Managing Director

For and on behalf of	For and on behalf of
Morgan Stanley & Co. Limited	Citigroup Global Markets Limited